
January 25, 2022

Charles Beck
Chief Financial Officer
Digimarc Corporation
9405 SW Gemini Drive
Beaverton, Oregon 97008

> **Re: Digimarc Corporation**
> **Registration Statement on Form S-3**
> **Filed January 19, 2022**
> **File No. 333-262229**

Dear Mr. Beck:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Roy W. Tucker, Esq.